ENCANA CORPORATION

NOTICE OF INTENTION TO MAKE A NORMAL COURSE ISSUER BID

     In accordance with the Policy Statement on Normal Course Issuer Bids of the Toronto Stock Exchange (the “Exchange”), notification is hereby given that EnCana Corporation (the “Corporation”) intends to make a normal course issuer bid for certain of its outstanding common shares (the “Common Shares”) on the terms set forth in this notice. The issued and outstanding Common Shares are listed on the Exchange under the trading symbol “ECA”.

ITEM 1 — ENCANA CORPORATION

     EnCana Corporation is one of the largest North American based independent oil and gas exploration and production companies. The Corporation and its subsidiaries have key landholdings in Western Canada, offshore Canada’s East Coast, the U.S. Rocky Mountains and the Gulf of Mexico. The Corporation and its subsidiaries have interests in midstream operations and assets, including pipelines and natural gas storage and processing facilities, and also market crude oil, natural gas and natural gas liquids for consumption in Canada and the United States. Subsidiaries of the Corporation are engaged in exploration and production activities internationally including production from Ecuador and the U.K. central North Sea.

     The principal business office of the Corporation is located at Suite 1800, 855 – 2 Street S.W., Calgary, Alberta, T2P 2S5.

ITEM 2 — SHARES SOUGHT

     As at the date hereof, it is estimated that there are approximately 464,246,813 Common Shares issued and outstanding. Under the rules of the Exchange, in the 12 months ending October 21, 2004, the Corporation may acquire up to 23,212,341 Common Shares, being 5% of the Common Shares estimated to be presently outstanding, subject to a maximum of 2% of the Common Shares estimated to be presently outstanding in a given 30 day period. The number of Common Shares that the Corporation intends to acquire pursuant to this notice will depend on market conditions. If market conditions permit, the Corporation presently intends to acquire the full number of Common Shares that may be purchased pursuant to this notice. Any Common Shares purchased pursuant to the normal course issuer bid will be cancelled and returned to treasury.

ITEM 3 — DURATION OF PURCHASES

     The Corporation may begin to purchase the Common Shares pursuant to this notice on October 22, 2003. Under the rules of the Exchange, purchases made pursuant to this notice may not extend for a period of more than one year and, accordingly, such purchases must terminate on the earliest of: (i) October 21, 2004; (ii) on such earlier date as the maximum number of Common Shares available for purchase hereunder have been purchased; or (iii) delivery of a notice of termination.

ITEM 4 — METHOD OF ACQUISITION

     Purchases of the Common Shares pursuant to this notice will be effected, on behalf of the Corporation, by a registered investment dealer through the facilities of the Exchange. The Corporation does not presently intend to purchase the Common Shares other than by means of open market transactions or by way of an exempt offer during the period that the normal course issuer bid is outstanding.

ITEM 5 — CONSIDERATION OFFERED

     Purchases of the Common Shares pursuant to this notice will be made at such times and in such numbers as may be determined by the Corporation. The price paid by the Corporation for any Common Shares purchased by it pursuant to this notice will be the market price of the shares at the time of purchase. The purchase of and payment for the Common Shares purchased by the Corporation will be effected in accordance with the policies and rules of the Exchange.

     The Corporation presently intends to fund the purchase of the Common Shares pursuant to the normal course issuer bid from its working capital, which may include funding derived from cash flow or from borrowing or other sources. Except as provided above, there are no restrictions on the consideration to be offered by the Corporation.

ITEM 6 — REASONS FOR THE NORMAL COURSE ISSUER BID

     In authorizing the normal course issuer bid for Common Shares, the Board of Directors of the Corporation has been motivated by its belief that the purchase of Common Shares, from time to time, can be undertaken at prices that make the acquisition of such Common Shares an appropriate use of the Corporation’s funds. These purchases benefit shareholders who continue to hold Common Shares in that their equity interest in the Corporation’s assets is increased.

ITEM 7 — VALUATIONS

     To the knowledge of the directors and officers (excluding non-executive vice-presidents) of the Corporation, after reasonable enquiry, no independent appraisal or valuation or material non-independent appraisal or valuation has been prepared within the past two years regarding the Corporation or its material assets or securities. The Corporation, in accordance with usual practices in the oil and gas industry, prepares annual independent engineering evaluations of the petroleum and natural gas reserves of the Corporation and its subsidiaries, a summary of which is publicly disclosed annually.

ITEM 8 — PREVIOUS PURCHASES

     The Corporation has purchased in the open market 20,224,400 Common Shares during the period October 21, 2002 through October 15, 2003 at an average price of $50.349 per Common Share.

ITEM 9 — PERSONS ACTING JOINTLY OR IN CONCERT WITH THE CORPORATION

     To the knowledge of the Corporation, after reasonable enquiry, there are no persons acting jointly or in concert with the Corporation.

ITEM 10 — ACCEPTANCE BY INSIDERS, AFFILIATES AND ASSOCIATES

     To the knowledge of the Corporation, after reasonable enquiry, no director or senior officer (excluding non-executive vice-presidents) or any associate of any director or senior officer nor any person acting jointly or in concert with the Corporation or any person holding 10% or more of any equity securities of the Corporation has a present intention to sell Common Shares during the course of the normal course issuer bid other than such sales as may be necessary in their personal circumstances in amounts that are not expected to be significant and sales by such persons as may occur as a result of the exercise by such persons of outstanding stock options during the course of the normal course issuer bid. The direct or indirect benefits to any of the insiders, affiliates and associates of the Corporation are the same as the benefits to any other shareholder who sells or does not sell during the effective period of this notice.

ITEM 11 — BENEFITS FROM THE NORMAL COURSE ISSUER BID

     To the knowledge of the Corporation, after reasonable enquiry, there is no direct or indirect benefit arising from the normal course issuer bid to any of the insiders of the Corporation or their associates or persons acting jointly or in concert with the Corporation other than those available to all shareholders of the Corporation.

ITEM 12 — MATERIAL CHANGES IN THE AFFAIRS OF THE CORPORATION

     There are no material changes in the business or affairs of the Corporation that have not previously been disclosed nor are there plans or proposals for material changes.

ITEM 13 — CERTIFICATE

     The undersigned, duly authorized by the Board of Directors of the Corporation, certifies that this notice is complete and accurate and in compliance with Part 6 of the rules and policies of the Exchange and the Policy Statement on Normal Course Issuer Bids of the Exchange and that this notice contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

     Dated this 15th day of October, 2003.

“Thomas G. Hinton” Thomas G. Hinton Treasurer